Filed Pursuant to Rule 433
Registration No. 333-264135

Help secure your retirement Horizon II Annuity TruStage™ Horizon II Annuities are issued by MEMBERS LIFE INSURANCE COMPANY

Help secure your retirement income with annuities

The retirement landscape: financial markets For most of us, the retirement landscape looks a lot different than the one our grandparents expected. We’re faced with new risks and new realities. S&P 500 Price Index1 Over time, the markets go in cycles — sometimes up, sometimes down. There are both day-to-day fluctuations and long-term trends. 1Data derived by MEMBERS Life Insurance Company, 2024. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the Horizon II Annuity 1

Personal factors that affect retirement

Two key components to achieving a comfortable retirement are 1) growth with risk control and 2) access to income. Here are some of the obstacles that affect those components.

Longevity

Most of us are living longer and active lives — without the pension plans of the past.

Rising costs

Inflation steadily reduces the purchasing power of a retirement nest egg.

Longevity requires more health care savings



7 in 10

Adults turning 65 today in the U.S. will require long-term care during their lives.[1]



21%

Of retirees citing health problems as the reason for retiring earlier than planned.[2]

Longevity is one of the biggest risks faced by those planning retirement. How much money do you need and for how long?

Price data 2003-2023[3]

	Jan-03	Jan-23
Gasoline, price per gallon, unleaded	$1.47	$3.45
Milk, per gallon	$2.69	$4.20
Ground beef, per pound	$2.13	$4.64
Eggs, per dozen	$1.18	$4.82
White bread	$1.04	$1.89

[1]LongTermCare.gov, longtermcare.acl.gov, "The Basics, How Much Care Will You Need," October 28, 2020.
[2]EBRI, 2022 spending in Retirement Survey: Understanding the Pandemic's Impact, https://www.ebri.org/docs/default-source/ebri-issue-brief/ebri_ib_572_spendinginret-6oct22.pdf, October 6, 2022.
[3]Bureau of Labor Statistics, Average Price Data (in U.S. Dollars), https://www.bls.gov/charts/consumer-price-index/consumer-price-index-average-price-data.htm, January 2023.

2 Horizon II Annuity

A new way to plan for retirement Traditional investment diversification doesn’t offer protection and offers little or no opportunity for growth. TruStage Horizon II Variable Annuity solves this problem by letting you set a personal limit on loss for some of your money and diversify for higher growth potential. Our variable annuity helps you stabilize your retirement by allowing you to: ∙ Choose an option aligned with your risk tolerance and financial goals. ∙ Decide how much of your money to protect from market risk and the level of protection. ∙ Set your downside limit (aka: floor) and a corresponding upside limit. The result? A highly personalized investment strategy that keeps you in control and helps you stay in the market and ride out volatility. Confidence provided through guarantees1 1All guarantees are based on the claims-paying ability of the issuing company. Horizon II Annuity 3

A modern approach to diversification Horizon is an insurance contract that lets you expand your approach to capture growth and limit downside risk. You can diversify part of your money across a range of asset classes and variable funds. You can invest the other part in index-linked accounts where you set a limit on loss. The result is flexibility to invest the way you want — and the confidence to stay in the market. Two building blocks of our portfolio 1. Risk Control: Any remaining percentage is invested in accounts linked to a market index — S&P 500, MSCI EAFE or both — where you establish limits on loss. With this portion, you set your own performance zone of gain and loss on the dollars linked to each index. If you’re a more aggressive investor, you can widen that zone. If you’d rather play it safe, narrow it. The decision is yours. 2. Variable: You decide what percentage of your money is fully exposed to the market and how it’s invested. You can choose a mix of equity, fixed income and specialty funds that fits your risk tolerance and investment style. 4 Horizon II Annuity

The power of risk control Index Details S&P 500 This equity index tracks changes in market value for 500 major U.S. companies and generally represents the performance of the U.S. stock market as a whole. MSCI EAFE This international equity index measures the performance of developed markets outside the U.S. and Canada — including those in Europe, Australia and Southeast Asia. During your risk control account period, you can link dollars to the performance of a market index and set a limit on loss. You allocate between two risk control accounts for the market index. Each account will have its own range of possible investment performance. The blend between the two determines your performance zone of upside potential and downside protection: ∙ Secure account has a declared rate cap and a 0% floor. These dollars are safe from market downturns and receive modest growth potential. ∙ Growth account has a higher declared rate cap and a -10% floor. Dollars invested here can experience limited losses if the index is down. When the index is up, these dollars have more room to grow. By blending your allocation to the two accounts, you set your personal comfort zone to control market risk and participate in market reward. Horizon II Annuity 5

Lock in the gain, lock out the loss These charts show how your choice of zone and the performance of the index determine interest credited to your contract for the year. In these two scenarios, rate caps are 5% for the Secure account and 13% for the Growth account. A 50/50 allocation means a blended comfort zone with 9% upside potential and -5% downside protection. In scenario A, the index is up 8% for the year. In scenario B, it’s down 8%. Hypothetical values show how it all comes together to help you lock in gains when times are good — and lock out losses outside your comfort zone when times are bad. A | Market gain S&P 500 Index returns 8% B | Market loss S&P 500 Index returns -8% 6 Horizon II Annuity

Risk control with history as a guide Let’s take a look at past market returns. Bottom line: setting limit on the downturns (aka: floors) protects you while still allowing you to participate in the market’s upside. The goal is to smooth out the bumps and get you to where you want to go on your retirement journey. Rolling monthly S&P 500 Index returns for December 1991 through December 2023: Data derived by MEMBERS Life Insurance Company, 2023. All periods shown are rolling monthly periods. Past performance is not indicative nor does it guarantee future results. This data does not represent the performance of any specific investment. 7 Horizon II Annuity

Market-driven growth potential with variable funds Variables give you the freedom to spread your investment across different asset classes. Over time, diversifying your investment can provide greater opportunities for growth and reduce the volatility of your portfolio. Types of asset classes Asset class Details Asset class Details Money market Considered a cash investment, money market funds provide stability in exchange for lower returns. U.S. stock Stock funds are typically categorized based on company size, sector or their focus on growth or value. U.S. equities are a strong and proven source of long-term growth — but they can be volatile over shorter periods.1 Allocation These investments provide their own mix of asset classes using a variety of stock, bond and cash securities. International stock These funds invest in companies and markets outside of the U.S. While global equity investments can help diversify your portfolio, they also come with their own risks. Bond Bonds are typically less volatile than stocks, but they can yield lower returns as a result. Most bond funds are subject to interest rate risk. This means if interest rates increase, fund values decrease. Specialty An alternative to traditional assets, these funds invest in assets like real estate, commodities or infrastructure. Specialty funds can be a source of positive returns (and volatility) when other asset classes are under performing. 1Past performance does not guarantee future results. 8 Horizon II Annuity

How it works Diversifying your investment with variable accounts plus risk control helps you build confidence and plan for what’s ahead. You can benefit during strong market performance and limit your losses during market downturns. Consider your hypothetical portfolio at work 1. You set your allocation between risk control and variable accounts. 2. You divide your allocation between indexes within the risk control account. Set the percentages invested in the S&P 500 and/or the MSCI EAFE indexes. 3. You set your allocation in the risk control account between growth and secure. 4. You choose the investment make-up of your variable account. You can invest in stock funds or bond funds, active funds, passive funds or a blend of both. A simple, yet comprehensive investment platform 9 Horizon II Annuity

Horizon II in action

This chart shows how a Horizon portfolio combines a comfort zone of risk control with variable dollars invested for greater growth potential. Together, the two sides of the contract are able to recover from a dramatic market drop and enjoy the gains that follow. Rate caps are declared based on current market conditions and are subject to change.

		Benchmark indices/funds	Risk control	Variable	Total contract[2]		60/40 stock/bond portfolio[3]	
Year	Surrender charge	S&P 500 index return	Annual return	Annual return	Annual return	Total value	Annual return	Account value
2010	9%					$250,000		$250,000
2011	9%	0.00%	-1.50%	-2.43%	-1.97%	$245,084	3.13%	$257,836
2012	8%	13.41%	7.70%	13.97%	10.82%	$271,610	9.73%	$282,916
2013	7%	29.60%	8.75%	36.98%	23.20%	$334,620	16.95%	$330,878
2014	6%	11.39%	6.70%	16.93%	12.52%	$376,505	9.22%	$361,394
2015	5%	-0.73%	-1.86%	1.12%	-0.10%	$376,141	0.02%	$361,466
2016	0%	9.54%	5.77%	9.34%	7.91%	$405,884	6.78%	$385,977
2017	0%	19.42%	8.75%	27.33%	18.04%	$479,109	13.07%	$436,416
2018	0%	-6.24%	-4.62%	-2.68%	-3.57%	$461,995	-3.74%	$420,101
2019	0%	28.88%	8.75%	25.00%	17.59%	$543,282	20.81%	$507,545
2020	0%	16.26%	8.75%	15.97%	12.93%	$613,525	12.76%	$572,305
2021	0%	26.89%	8.75%	20.04%	15.46%	$708,368	15.52%	$661,120
2022	0%	-19.44%	-6.50%	-16.98%	-12.97%	$616,461	-16.87%	$549,591
Net Return[1]						**7.81%**		**6.78%**

Controlling risk by placing a comfort zone on a portion of your investments could provide greater protection and potential when compared to a traditional diversified portfolio.

This example is for illustrative purposes only. The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance quoted. Please obtain the data for the most recent month end by calling 800.798.5500 or visiting our website at www.trustage.com. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered.

[1]The compound annual growth returns (CAGRs) shown reflect the deduction of all applicable contract fees and charges. [2]The Horizon portfolio assumes 25% allocation to S&P 500 growth risk control account with an annual cap of 15.50% and annual floor of -10.00%, 25% allocation to S&P 500 secure risk control account with an annual cap of 5% and annual floor of 0.00%, and 50% allocation to the Vanguard VIF Capital Growth Fund. Horizon II rebalances annually between risk control accounts and every six years between the risk control and variable sides of the contract. Values assume a 1.50% contract fee and no market value adjustment. No one knows what the future holds, but a Horizon II Annuity has the potential to deliver higher returns through market cycles. [3]The 60/40 Stock/Bond portfolio assumes 60% investment in the S&P 500 Price Return Index and 40% investment in the Bloomberg Barclays US Agg Bond Return Index. The stock/bond portfolio rebalances annually to maintain the 60/40 mix. No fees are assumed for this portfolio.

10 Horizon II Annuity

	Vanguard VIF Capital Growth				
	Inception	1 year	5 year	10 year	Inception
Nonstandardized performance through 01-31-23	12/3/02	-6.98	6.99	12.06	10.21
Adjusted nonstandardized performance through 01-31-23	12/3/02	-15.98	6.06	12.06	10.21
Standardized return through 12-31-22	12/3/18	-25.74	6.02	–	10.78

Horizon II is designed to deliver risk control and investment flexibility for a reasonable price. Fund fees pay for investment management of just those variable subaccounts you choose, and the contract fee pays for everything else. The result is a total "all-in" fee that lets you easily diversify the way you want — **with a company you can trust.**

Future flexibility
Your initial payment begins your diversification strategy and you can add payments after issue to build your savings.

Reallocation and rebalancing
On the variable side, you can reallocate between subaccounts at any time. On the risk control side, you can reset the zone for an index by reallocating between accounts every year. If you don't reallocate, accounts automatically rebalance on anniversary to maintain your zone. You have more options at the end of your risk control account period. See your fact sheet for details.

Health hardships
You have access to contract value — without any applicable surrender charge — in times of critical need. This includes confinement to a nursing home or hospital or diagnosis of a terminal illness.[1]

Guaranteed income for life option[1]
You have options to convert your contract value into a stream of retirement income after two years.

Legacy for loved ones
In the event of death before starting annuity income, your entire contract value or your total net purchase payments — whichever is larger — passes to your named beneficiaries.

A long-term promise
Purchasing an annuity represents an important step — your commitment to retirement planning. We're committed to protecting your investment for the future and will hold your annuities until the end of the risk control account period.

The table on page 10 is intended to show the mechanics of a Horizon II variable annuity. The fund was selected based on the following criteria: Morningstar rating, inception date, and investment category.

The variable fund shown above was used to illustrate Horizon II variable account performance. Investors should consider their risk tolerance, time horizon and financial objectives when choosing funds and allocations. Asset allocation and diversification does not guarantee gains or eliminate the risk of investment loss.

[1]Availability and benefits vary by state.

Horizon II Annuity 11

Highly rated and respected

Horizon II Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life), a subsidiary of CMFG Life Insurance Company (CMFG Life) and part of TruStage. As of December 31, 2023, financial records of CMFG Life Insurance Company's parent, TruStage Financial Group, Inc., indicated:

$45.0B	$42.1B	$2.9B
In assets	In liabilities	In policyholder surplus

We're proud of our financial strength ratings. They're a sign of our long-term ability to deliver on our commitments.*

A	A2	A+
Third highest rating of 16 Affirmed December 2023 A.M. Best Company	**Sixth highest rating of 21** Affirmed March 2021 Moody's Investors Service	**Fifth highest rating of 21** Affirmed February 2024 Standard & Poor's Ratings Service

A.M. Best Company, Moody's Investors Service and S&P Global are credit rating organizations serving the insurance and other financial service industries. Ratings reflect the opinion of the relative financial strength and operating performance of the company. These ratings are subject to change. Investors should monitor ratings and financial strength of TruStage while they hold a contract.

*Ratings apply to CMFG Life Insurance Company and its subsidiary, MEMBERS Life Insurance Company

12 Horizon II Annuity

To view the TruStage™ Horizon II Annuity prospectus please visit www.trustage.com/horizon-two-pro

Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. A current prospectus for the Horizon II Annuity should precede or accompany this brochure. Before investing, you should consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of the issuer and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Past performance is not guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. Withdrawals may be subject to surrender charges and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. The range of fees and charges includes a contract fee of 1.50%, surrender charges of 0% to 9% and management fees that vary by variable subaccount investment option. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. The company does not provide tax or legal advice. Contact a licensed professional. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1.00% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the variable subaccounts. You’ll have 30 days after your risk control account anniversary to make this transfer. There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an index. If we substitute an index, the performance of the new index may differ from the original index. This, in turn, may affect the performance of your risk control accounts. We will not substitute an index until approved by the insurance department in your state. We reserve the right to add or substitute a risk control account. We will notify you of any change in a risk control account or Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your risk control account anniversary. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by CMFG Life Insurance Company (CMFG Life), MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s,® S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. This product is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with TruStage and any related products. TruStageTM Horizon II Annuity is issued issued by MEMBERS Life Insurance Company (MEMBERS Life) and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer. 2000 Heritage Way, Waverly, IA, 50677. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. ©TruStage Base policy forms: 2018-VA-F, 2018-VA-ROPEND, 2018-VA-F(ID). MHA-2267419.12-0324-0426 Not a deposit • Not guaranteed by any bank or credit union • May lose value • Not FDIC/NCUA insured • Not insured by any federal government agency